WACHTELL, LIPTON, ROSEN & KATZ


                                                  February 11, 1994

Donald Oresman, Esq.
Paramount Communications Inc.
15 Columbus Circle
New York, New York 10023


Dear Donald:

     In response to your letter today, QVC has not violated the bidding procedures and has no intention of doing so.

     By their terms, the bidding procedures agreed to by Paramount, QVC and Viacom expire at 9:00 a.m. on February 15, absent one of the events specified in Section 2.01(a)(v) of the QVC-Paramount Exemption Agreement. For the record, if neither QVC nor Viacom achieves 50.1% tenders by midnight, February 14 (and absent an extension required under Section 2.01(a)(v)), the bidding procedures terminate and there is no prohibition against QVC revising its bid. We believe that both Viacom and Paramount are aware that the agreements do not "prohibit the bidders from changing their bids," as
                  ---
Mr. Davis erroneously stated in his letter to Paramount stockholders dated February 7, 1994. We further believe that Paramount's public statements to the contrary are misleading to the marketplace in the context of the pending tender offers.

     In addition, it has been reported to QVC that, at meetings with analysts held yesterday, Viacom shared with those present material non-public information regarding cost-savings and projections relating to the Viacom transaction. According to these reports, Viacom also made various erroneous and misleading statements regarding the bidding procedures, including a statement that, if neither side receives 50.1%


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WACHTELL, LIPTON, ROSEN & KATZ

Donald Oresman
February 11, 1994
Page Two


tenders on February 14, QVC must terminate its offer and that Viacom would go forward with its offer, with the possibility of a reduced price. If such statements were made they are materially inaccurate and misleading and obviously intended to coerce stockholders into tendering their shares to Viacom, regardless of the plain terms of the bidding procedures, the Viacom-Paramount Merger Agreement and the federal securities laws. We also note that one of Viacom's own financial advisors has admitted publicly that is has recently purchased Paramount common stock. You should determine whether the actions of Viacom and its advisor are in violation of the bidding agreements and the federal securities laws.


                                                  Very truly yours,

                                                  /s/ Martin
                                                  Martin Lipton